May 30, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, DC 20549

Re:	Martek Biosciences Corporation
Form 10-K for Fiscal Year Ended October 31, 2006
File No. 0-22354

Dear Mr. Rosenberg:

This letter is in response to your letter dated March 30, 2007 to Mr. Steve Dubin, Chief Executive Officer and Director of Martek Biosciences Corporation (“the Company”), regarding comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“the Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended October 31, 2006.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/   Steve Dubin
Steve Dubin
Chief Executive Officer and Director
Martek Biosciences Corporation